UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 001-40012

COVA Acquisition Corp.

(Exact name of registrant as specified in its charter)

1700 Montgomery Street, Suite 240

San Francisco, California 94111

(415) 800-2289

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A Ordinary Share and one–half of one redeemable warrant

Class A Ordinary Shares, $0.0001 par value

Redeemable warrants, each exercisable for one Class A Ordinary Share for $11.50 a share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, COVA Acquisition Corp. has caused this Certification and Notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 30, 2022	By:	/s/ Jun Hong Heng
	Name:	Jun Hong Heng
	Title:	Authorized Person